Exhibit (a)(5)(E)

Ault Alliance Announces Change in Exchange Ratio in Pending Exchange Offer

to 50 Shares of Common Stock for One Share of Series H Preferred Stock

(an increase in consideration to $0.20 per share of Common Stock)

•	Stockholders can now exchange blocks of 50 shares of common stock into one share of a $10 liquidation preference, 10% cumulative dividend, non-voting, redeemable, perpetual preferred stock.

•	The $0.20 liquidation preference per common share equivalent of the Series H Preferred Stock represents a 129% increase over the last reported sales price of our common stock as of May 2, 2023, on the NYSE American.

•	Shares tendered will be retired, reducing share count by approximately 80.0%.

•	For record holders of stock the expiration time of the offer is one minute following 11:59 P.M (12:00 midnight), New York City time, on Wednesday May 17, 2023.

•	Stockholders who hold their stock through a broker or other nominee will likely have an earlier deadline by which they must instruct their broker or nominee to tender. Each broker and nominee is different and stockholders must follow the applicable requirements and deadlines of their broker or nominee.

LAS VEGAS--(BUSINESS WIRE) – May 3, 2023 – Ault Alliance, Inc. (“Ault Alliance” or the “Company”) (NYSE American: AULT), announced today that it has amended the previously announced offer (the “Offer”) to holders of Ault Alliance’s outstanding Class A Common Stock (the “Common Stock”), to exchange up to 333,333,333 shares of Common Stock for its 10.00% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Stock”). The Offer has been amended to increase the consideration being offered for each share of Common Stock from $0.15 per share to $0.20 per share. Stockholders can now exchange Common Stock in 50 share increments for one share of Series H Preferred Stock. As a result of the increase in the consideration, shares of Common Stock may now only be tendered in 50 share increments, and an aggregate of up to $66,666,667 worth of Series H Preferred Stock may be issued in the Offer. The Company has also reduced the minimum share requirement to complete the Offer from 150,000,000 shares of Common Stock to 100,000,000 shares of Common Stock. Except as otherwise described in this press release, all other terms of the Offer remain unchanged.

A Second Amended and Restated Offer to Exchange (the “Offer to Exchange”), an Amended and Restated Letter of Transmittal and an Amended and Restated Notice of Guaranteed Delivery will be filed with the U.S. Securities and Exchange Commission (the “SEC”), and when filed can be retrieved at http://www.sec.gov. Documents relating to the Offer may be downloaded at: https://ir.ault.com/reports-financials/sec-filings/, and will be distributed to holders of shares of Common Stock who request them from Georgeson, the information agent for the Offer at 888-565-5423 or visit https://ir.ault.com/ for this purpose. These documents will contain important information about the terms and conditions of the Offer.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Series H Preferred Stock or any other securities. The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Series H Preferred Stock will be made only by means of the Offer to Exchange.

The complete terms and conditions of the Offer will be set forth in the Offer to Exchange that will be filed with the SEC on Schedule TO. Stockholders of Ault Alliance are strongly encouraged to read the Schedule TO and related exhibits because they contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission’s website at http://www.sec.gov and will be delivered without charge to all stockholders of Ault Alliance.

About Ault Alliance, Inc.

Ault Alliance, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. In addition, Ault Alliance extends credit to select entrepreneurial businesses through a licensed lending subsidiary. Ault Alliance’s headquarters are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; www.ault.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at www.ault.com.

Contacts

IR@Ault.com or 1-888-753-2235